FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

March 26, 2007

PETROBRAS ENERGIA PARTICIPACIONES S.A.

(formerly PEREZ COMPANC S.A. and PC HOLDING S.A.)

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

N/A.

PETROBRAS ENERGIA PARTICIPACIONES S.A.

Interruption of Crude oil production in Block 18, in Ecuador

Buenos Aires, March 26, 2007 – Petrobras Energía S.A. informs that crude oil production in Block 18 has been interrupted since March 9 as a result of the coercive actions taken by the inhabitants of PreCooperativa 25 de Diciembre and Alamoreña Community which involve occupation of Palo Azul Field in Block 18.

The Company operates Block 18 through EcuadorTLC S.A., its subsidiary in Ecuador. Production in 2006 – according to the Company’s participating interest -  averaged 11,779 bbls. per day.

The communities demand asphalt paving of roads at the Company´s expense and rejected the proposal submitted by the Ecuadorian Ministries of Energy and Public Works involving asphalt paving as part of the road plan worked out by the Ecuadorian government.

The Company, together with the Ministry of Energy and Mines and the Ministry of the Government of Ecuador, are striving to solve the conflict as soon as possible so as to resume crude oil operations in the beformentioned block.

Other similar coercive measures are being taken by inhabitants of communities adjacent to blocks operated by other private and public oil companies in the east of Ecuador.

The Company ratifies its willingness to dialog and its constant and unconditional support to the communities located within the influence area of its operations. Under agreements entered into with local communities, the Company develops health, educational and basic infrastructure projects for communities adjacent to Block 18 in line with its Corporate Social Responsibility policy.

www.petrobras.com.ar

(54-11) 4344-6655

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ENERGÍA PARTICIPACIONES S.A.

Date: 03/27/2006

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney